Execution Version

COMMITMENT LETTER

June 12, 2023

PRIVATE AND CONFIDENTIAL

PREMIUM NICKEL RESOURCES LTD.

100 King Street West

Suite 3400
Toronto, Ontario
M5X 1A4
Attn: Keith Morrison

Dear Mr. Morrison:

The undersigned lender is pleased to offer the loan (the "Loan") described in this commitment letter (the "Commitment Letter") subject to the terms and conditions set forth below. Unless otherwise indicated, all amounts are expressed in Canadian currency.

1. Borrower:

Premium Nickel Resources Ltd., a corporation existing under the laws of the Province of Ontario (the "Borrower"), with its common shares ("Common Shares") listed on the TSX Venture Exchange (the "Exchange") under the symbol "PNRL".

2. Guarantors:

All Obligations (as defined below) shall be fully and unconditionally guaranteed by each of the Borrower's existing and future subsidiaries (collectively, the "Guarantors" and each, a "Guarantor", and together with the Borrower, the "Loan Parties" and each a "Loan Party"), pursuant to guarantees governed by the laws of the Province of Ontario, except to the extent that the giving of such guarantee may be prohibited by arrangements with, or obligations to: (i) BCL Limited (in Liquidation) and/or Sivalutchmee Moodliar N.O. (as successor to the late Trevor Glaum N.O.), in her capacity as liquidator of BCL Limited (in Liquidation); and (ii) Tati Nickel Mining Company Proprietary Limited (in Liquidation) and/or Sivalutchmee Moodliar N.O., in her capacity as liquidator of Tati Nickel Mining Company Proprietary Limited (in Liquidation) (collectively, the "Liquidator Parties" and the arrangements with or obligations to the Liquidator Parties, the "Liquidator Obligations").

3. Lender:

EdgePoint Investment Group Inc. ("EPIG"), as investment manager for Cymbria Corporation and other investment funds managed by it. EPIG will have the right to assign its rights under this Commitment Letter to Cymbria and/or one or more of such funds prior to Closing (as defined below) without the consent of the Borrower, provided that any such assignee is a resident of Canada for the purposes of the Tax Act (as defined below).

Execution Version

4. Definitions:

For the purposes of this Commitment Letter and the other Loan Documents (as defined below):

"Business Day" means any day other than a Saturday, Sunday or other day on which banks are required to close in Toronto, Ontario.

"Change of Control" means, with respect to the Borrower, the occurrence of any one or more of the following events:

(a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any person or combination of persons acting jointly or in concert with each other, of Voting Securities representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Voting Securities; or

(b) as a result of or in connection with: (i) a contested election of directors of the Borrower; or (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Borrower and another corporation or other entity that is not an affiliate of the Borrower, the incumbent directors of the Borrower (including any director appointed by resolution of the directors of the Borrower between shareholder meetings pursuant to applicable corporate law) immediately prior to such election or transaction shall cease to constitute a majority of the board of directors of the Borrower.

"Encumbrance" means any mortgage, deed of trust, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, security interest, priority or other security agreement, any conditional sale or other title retention agreement or the interest of a lessor under a capital lease or financing lease, but in each case excluding all rights of set-off.

"Insolvency Legislation" means any applicable law relating to reorganization, arrangement, compromise, or re-adjustment, in each case, of debt, dissolution or winding up in any applicable jurisdiction and specifically includes, for greater certainty and without limitation, the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) and the United States Bankruptcy Code, and in each case, any legislation enacted in replacement of the foregoing from time to time.

"Obligations" means the obligations of the Borrower to the Lender pay the principal amount of the Loan, interest thereon at the rate provided for herein, any prepayment penalty and all other fees and other amounts payable by it hereunder, whether by way of indemnity, reimbursement of costs or expenses or otherwise.

"Permitted Encumbrances" means any Encumbrance on the assets of any relevant person constituted by the following:

(a) inchoate or statutory liens for taxes, assessments, royalties, rents or charges not at the time due or payable, or being contested in good faith through appropriate proceedings;

Execution Version

(b) Encumbrances and charges incidental to construction or current operations (including, without limitation, carrier's, warehouseman's, mechanics', construction, builder's, materialmen's and repairmen's liens) that have not at such time been filed pursuant to applicable law or which relate to obligations not due or delinquent or which relate to any such obligations that are being contested in good faith and in respect of which adequate reserves are maintained;

(c) any reservations, or exceptions contained in the original grants of land or rights or by applicable statute or the terms of any lease in respect of any real property or mineral rights of the Loan Parties;

(d) minor discrepancies in the legal description or acreage of or associated with the real property or mineral rights of the Loan Parties, or any adjoining properties which would be disclosed in an up to date survey, and any registered easements and registered restrictions or covenants that run with the land;

(e) rights of way for or reservations of rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone lines, and other similar utilities, or zoning by-laws, ordinances, surface access rights or other restrictions as to the use of the real property or mineral rights of the Loan Parties;

(f) liens or other rights granted by a Loan Party to secure performance of statutory obligations or regulatory requirements (including reclamation obligations) in connection with the real property or mineral rights of the Loan Parties;

(g) Encumbrances made or incurred in the ordinary course of business to secure workers' compensation, surety or appeal bonds, letters of credit and costs of litigation when required by applicable law;

(h) a right of title retention in connection with the acquisition by such person of goods in the ordinary course of business;

(i) security deposits made by a Loan Party in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations;

(j) any Encumbrances created or incurred by a Loan Party in connection with any equipment leases, purchase money obligations, capital leases, financing leases or title retention agreements, provided that the aggregate principal amount of indebtedness or other obligations secured by such Encumbrances does not exceed $10,000,000;

(k) Encumbrances on concentrates or minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing only the payment of fees, costs and expenses attributable to the processing of such concentrates or minerals, but only insofar as such Encumbrances relate to obligations which are at such time not past due or the validity of which is being contested in good faith by appropriate proceedings;

Execution Version

(l) any royalty existing on any of the mineral properties of the Loan Parties as of the Closing Date (as defined below);

(m) any Encumbrances arising pursuant to the agreements among the Loan Parties and the liquidators from which the Loan Parties acquired mineral rights in effect as of the date of the acquisitions of such mineral rights; and

(n) other Encumbrances agreed to in writing by the Lender.

"Voting Securities" means the Common Shares and any other shares of the Borrower entitled to vote for the election of the directors of the Borrower, and shall include any other securities (whether issued by the Borrower or another person) entitled to vote for the election of directors of the Borrower that are convertible into or exchangeable for such shares (including options, warrants, exchangeable or convertible securities and other rights to purchase such shares or securities).

5. Closing Date:

The date of the single advance of the Loan, which shall occur at "Closing" on the "Closing Date" (each as defined in the binding term sheet dated as of the date hereof (the "Term Sheet") entered into by the Borrower and EdgePoint Investment Group Inc., as trustee on behalf of certain mutual funds managed by it ("EdgePoint") relating to the issuance by the Borrower to EdgePoint of 14,772,000 units (the "Purchased Units"), each Purchased Unit to consist of one Common Share and 22.5% of one Common Share purchase warrant (each whole Common Share purchase warrant being referred to in this Commitment Letter as an "Equity Warrant") representing 3,324,000 Equity Warrants, each exercisable at a price of $1.4375 per Common Share for a term of three years form the date of issuance).

6. Loan Amount, Applicable Interest & Repayment:

The principal amount of the loan will be $15,000,000. Interest shall accrue on the outstanding principal amount of the Loan at a rate per annum equal to 10%. The outstanding principal amount of the Loan and all accrued and unpaid interest thereon will be due and payable on the third anniversary of the Closing Date (the "Maturity Date").

Interest shall be calculated and payable quarterly in arrears commencing on and including October 1, 2023 and shall be payable on the first day of each fiscal quarter of the Borrower thereafter and on the Maturity Date.

If an Event of Default (as defined below) has occurred and is continuing, the interest rate payable on the Loan shall increase to 15% per annum during the continuation of such Event of Default. Upon the occurrence of an Event of Default which is continuing, all accrued and unpaid interest shall immediately become due and payable unless the Lender determines, in its sole discretion, and provides notice in writing to the Borrower that such interest shall instead be payable only upon demand by the Lender.

Execution Version

Interest shall be calculated on the basis of the number of days elapsed in a year of 365 or 366 days, as the case may be. The rates of interest under this Commitment Letter are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Commitment Letter.

In no event shall the aggregate "interest" (as defined in Section 347 (the "Criminal Code Section") of the Criminal Code (Canada)) payable to the Lender under the Loan exceed the effective annual rate of interest lawfully permitted under the Criminal Code Section. Further, if any payment, collection or demand pursuant to the Loan in respect of such "interest" is determined to be contrary to the provisions of the Criminal Code Section, such payment, collection or demand shall be deemed to have been made by mutual mistake of the Lender and Borrower and such "interest" shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in the receipt by the Lender of interest at a rate not in contravention of the Criminal Code Section.

All payments made hereunder shall be made in cash, in lawful money of Canada, without set-off or counterclaim (unless otherwise agreed by the Lender and the Borrower in writing), by wire transfer or other electronic funds transfer of immediately available funds to one or more accounts designated in writing by the Lender. Any payments in respect of amounts due under this Commitment Letter shall be applied first in satisfaction of any accrued and unpaid interest, then to any fees and other amounts, and then to the principal amount of the Loan outstanding. If any payment of principal or interest under this Commitment Letter becomes due and payable on a day other than a Business Day, this payment shall be extended to the next succeeding Business Day and interest shall be payable at the then applicable rate specified in this Commitment Letter during this extension.

7. Loan Availability:	The Loan shall be made by way of a single advance in Canadian dollars. All amounts referred to in this Commitment Letter are in Canadian dollars unless otherwise explicitly specified.
8. Purpose:

The proceeds of the Loan shall be used to (i) prepay all outstanding principal, accrued interest and other amounts, if any, owing by the Borrower pursuant to the amended and restated promissory note of the Borrower dated March 17, 2023 in favour of Pinnacle Island LP, and (ii) to finance the working capital needs of the Borrower.

9. Warrants:

At Closing, the Borrower shall issue 2,000,000 Common Share purchase warrants (the "Warrants") to the Lender as consideration for the risks taken by the Lender in providing the Loan, in accordance with the policies of, and subject to the receipt of the approvals required by, the Exchange. Each Warrant shall be exercisable to acquire one Common Share (each such Common Share issuable on the exercise of a Warrant, a "Warrant Share") at a price of $1.4375 per Common Share for a term of three years from the date of issuance. The Warrants shall be evidenced by the issuance by the Borrower (at Closing) of a warrant certificate in the form annexed hereto as Schedule A (the "Warrant Certificate"). The Warrants shall be non-transferrable.

The Borrower shall apply to list the Warrant Shares on the Exchange. The Common Shares are listed on the Exchange under the symbol "PNRL". The Warrants shall not be listed on the Exchange or on any other exchange or marketplace.

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10. Voluntary Prepayments:

The Borrower shall be entitled to prepay all or any portion of the principal amount outstanding. Any prepayment shall be made on two Business Days prior written notice and shall be in a minimum amount of $500,000 and in an integral multiple of $100,000, together with (i) all accrued and unpaid interest on the principal amount being repaid, and (ii) if such prepayment occurs within one year of the Closing Date, a prepayment fee in an amount equal to (x) 10% of the principal amount of the Loan being prepaid less (y) interest paid or payable on or prior to the date of prepayment attributable to the portion of the Loan that is voluntarily prepaid. Any principal amount so prepaid may not be re-borrowed. Except as provided above, no additional premium or penalty shall be due and payable in connection with a voluntary prepayment of the Loan.

11. Mandatory Prepayment:

The following amounts shall, except to the extent prohibited by the Liquidation Obligations, be applied to prepay the Loan (each, a "Mandatory Prepayment"):

(a) 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by any Loan Party after the Closing Date (including insurance and condemnation proceeds not used to acquire new or replacement assets), provided that, to the extent that such net cash proceeds are less than $25,000,000 such mandatory prepayment shall not be required to the extent that such proceeds are used, or the Borrower has contractually committed such proceeds to be expended, to acquire new or replacement assets within 180 days of the receipt of such proceeds; and

(b) 100% of the net cash proceeds received by any Loan Party from the issuance of indebtedness for borrowed money after the Closing Date.

Any Mandatory Prepayment shall be made on two Business Days prior written notice and the principal amount so repaid shall be paid together with (i) all accrued and unpaid interest on the principal amount being repaid, and (ii) if such prepayment occurs within one year of the Closing Date, a prepayment fee in an amount equal to (x) 10% of the principal amount of the Loan being prepaid less (y) interest paid or payable on or prior to the date of prepayment attributable to the portion of the Loan that is mandatorily prepaid. Any principal amount so prepaid may not be re-borrowed. Except as provided above, no additional premium or penalty shall be due and payable in connection with a Mandatory Prepayment of the Loan.

Execution Version

12. Change of Control:

The Borrower shall give notice in writing to the Lender within 15 days of the occurrence of a Change of Control, which notice shall set forth the date on which such Change of Control occurred and a date within 30 days of the date of such notice (the "Change of Control Payment Date") on which the Borrower, or an affiliate of the Borrower, shall repay in full the Obligations. On the Change of Control Payment Date, the Borrower shall also pay an additional amount equal to 10% of the then-outstanding principal amount of the Loan (such additional amount, together with the other Obligations, the "Change of Control Payment"). The Borrower, or an affiliate of the Borrower, shall pay the Change of Control Payment to the Lender on the Change of Control Payment Date. The obligations of the Borrower under the Loan shall not be affected by a Change of Control except to the extent explicitly contemplated by this Section.

13. No Duplication of Prepayment Fees:

Notwithstanding any other provision of this Commitment Letter, in no event will there be any duplication of any prepayment fee or Change of Control Fee in respect of the principal amount of the Loan prepaid pursuant to Section 10, Section 11 or Section 12.

14. Security:

The Obligations and the Guarantees will be secured by security consisting of (a) a general security agreement from each Loan Party incorporated or formed under the laws of the Province of Ontario, (b) a floating charge debenture from each Loan Party incorporated or formed under the laws of Barbados, (c) a deed of hypothecation on movables from each Loan Party formed under the laws of Botswana, (d) cessions of accounts, including bank accounts, from each Loan Party formed under the laws of Botswana or otherwise holding a bank account in Botswana, and (e) share pledge agreements pledging all of the equity interests in each Guarantor from the applicable shareholder(s) and any other documents reasonably determined to be necessary to give effect to the foregoing security in the relevant jurisdictions (collectively, the "Security").

The Loan Parties and the Lender hereby agree to work together diligently, promptly and in good faith to settle the Security and the Loan Parties will thereafter execute and deliver such Security as soon as reasonably practicable, assuming that all necessary consents of any governmental and regulatory authority necessary for the execution and delivery of the Security have been obtained. The Lender shall, promptly following the date hereof, register as an Authorized Creditor with the Minister of Finance in Botswana and shall notify the Loan Parties in writing promptly upon such registration becoming effective.

In consideration of the agreement by the Lender to advance the principal amount of the Loan prior to receiving the Security, the Borrower shall pay to the Lender a fee of 1.25% of the principal amount of the Loan outstanding on each applicable payment date therefor (the "Delayed Security Fee"), up to an aggregate maximum of 5% per annum of the outstanding principal amount of the Loan, in each case determined as of the applicable payment date, with the first payment of the Delayed Security Fee being due and payable on October 1, 2023 and thereafter on each January 1, April 1, July 1 and October 1 during the term of the Loan (each of which is hereinafter referred to as a "Referenced Payment Date") until all of the Security has been executed and delivered to the Lender. Each Delayed Security Fee applicable to a Referenced Payment Date shall be deemed to be fully earned and payable on such Referenced Payment Date. If and to the extent the Loan Parties shall have executed and delivered to the Lender the Security before any particular Referenced Payment Date, no Delayed Security Fee shall be due and payable on such Referenced Payment Date or any subsequent Referenced Payment Date. Notwithstanding the foregoing, and for greater certainty, the registration of Security shall be the sole responsibility of the Lender and the Delayed Security Fee shall cease to accrue and be payable on date on which the Security has been executed and delivered by the Loan Parties to the Lender free of any escrow or other conditions, together with any other documents or instruments required to be executed by the applicable Loan Party in connection with the registration of the Security (as identified by the Lender prior to the execution and delivery of the relevant Security by the applicable Loan Party), irrespective of whether such Security has been registered or otherwise perfected by the Lender.

Execution Version

The Guarantees will guarantee the payment of and the Security will secure the payment and performance of the Obligations.

Having regard to the size, nature and complexity of the assets of the Guarantors, the Security will afford the Borrower and the Guarantors a redemption period of 75 days following occurrence of an Event of Default and notice by the Lender to the Borrower of the Lender's intention to exercise its enforcement rights thereunder (the "Forbearance Period"), during which Forbearance Period the Lender will not sell, assign or transfer to any person any interest in the collateral that is subject to the Security (the "Collateral") or foreclose on the Collateral. In consideration of the forbearance by the Lender on its remedies during the Forbearance Period, (i)  the Borrower shall pay to the Lender a forbearance fee equal to 1% of the principal amount of the Loan outstanding on the applicable payment date therefor (the "Forbearance Fee") for every 25 days in which the Lender forbears on the exercise of its remedies, up to a maximum of 3% of the outstanding principal amount of the Loan, in each case determined on the applicable payment date, and (ii) the Borrower agrees that it will not, and it will not authorize, suffer or permit any Guarantor to, sell, assign or transfer any material asset of such Guarantor otherwise than in the ordinary course of business of such Guarantor during the Forbearance Period without the prior written consent of the Lender unless (i) the net proceeds of such sale are used solely to repay the Obligations then due, and (ii) such net proceeds are not less than the fair market value of the assets to sold, assigned or transferred. The Forbearance Fee shall be deemed to be fully earned and payable on the 25th, 50th and 75th days commencing from the date on which the Lender is legally able to enforce the remedies for which it is granting its forbearance, being the first day of the Forbearance Period.

For greater certainty, notwithstanding the foregoing agreement to forbear from enforcing its right to foreclose on or cause a sale of the Collateral, the Lender will be entitled to accelerate the Obligations, demand payment under the Guarantees, declare all the Obligations and all amounts under the Guarantees to be due and payable and to file a claim as a secured creditor in any proceeding commenced in respect of the Borrower or any of its subsidiaries under any applicable Insolvency Legislation.

Execution Version

15. Tag-Along Right:

Whenever any Guarantor, at any time while any of the Obligations remain outstanding, grants a royalty, stream or similar interest in any of its mineral rights or the proceeds thereof to a third party for cash consideration (each, a "Triggering Sale"), such Guarantor shall promptly upon closing of the Triggering Sale provide the Lender with a written notice and offer (each, a "Tag-Along Offer") which shall contain all material information regarding the Triggering Sale and shall offer to the Lender the opportunity to acquire a royalty, stream or similar interest in any of its mineral rights identical in all material respects to the interest to be granted in the Triggering Sale, except that the size of the interest would be 10% of the size of the interest granted in the Triggering Sale and the consideration payable by the Lender for the interest offered pursuant to the Tag-Along Offer would be equal to 10% of the consideration paid by the third party in the Triggering Sale. For greater certainty, any security interest to be granted to the Lender in connection with any such Tag-Along Offer shall be pari passu in all respects with any security interest granted or to be granted in connection with the Triggering Sale.

Upon receipt of the Tag-Along Offer, the Lender shall have ten (10) Business Days to irrevocably accept the Tag-Along Offer with respect to all, but not less than all, of the interest offered in the Tag-Along Offer by delivery of a notice in writing to the Guarantor (each, a "Tag-Along Acceptance"). If the Lender does not deliver a Tag-Along Acceptance to the Guarantor prior to such deadline, it shall be deemed to have waived its rights in respect of the Tag-Along Offer.

A Tag-Along Acceptance shall be binding on the Lender and the Guarantor and, together with the Tag-Along Offer, shall constitute a binding contract of purchase and sale between the Guarantor and the Lender in respect of the interest offered pursuant to the Tag-Along Offer; provided, however, that the obligation of the Guarantor to complete the sale to the Lender shall be conditional upon payment by the Lender in full of the purchase price on the closing date of the purchase and sale of the relevant interest as set forth in the Tag-Along Offer.

16. Loan Documentation:

The Loan Parties shall execute (to the extent applicable) and deliver to the Lender on Closing such documentation relating to the Loan (collectively, the "Loan Documents") as may be usual and customary for transactions of this type and having regard for the nature of the assets of each Loan Party in each applicable jurisdiction, in each case in form and substance reasonably satisfactory to the Lender and its counsel, and shall take all such other actions as may be required to give effect thereto, including without limitation the following:

(a) the Warrant Certificate;

(b) the Guarantees and the Borrower Guarantee (as defined below);

(c) subject to Section 14, the Security; provided that: (i) the share pledge to be delivered by PNR Amalco Ltd. over the issued and outstanding shares of Premium Nickel Resources International Ltd. (the "PNR Amalco Share Pledge") shall be delivered to the Lender at Closing; and (ii) the Delayed Security Fee shall be payable by the Borrower to the Lender pursuant to Section 14 to the extent that any Security is not executed and delivered and remains outstanding following Closing;

Execution Version

(d) subject to Section 14, all share or other security certificates evidencing any of the Collateral shall have been delivered to the Lender, together with a stock transfer power of attorney or other endorsement in form and substance satisfactory to the Lender and in such form as may be required under applicable law to perfect in favour of the Lender the pledge of or grant of a security interest in the securities evidenced thereby;

(e) an officer's certificate of each Loan Party attaching and certifying (i) such Loan Party's constating documents, including without limitation, articles, by-laws and equivalent documents under the laws of any other applicable jurisdiction of incorporation or formation and copies of any unanimous shareholder agreement or equivalent, (ii) resolutions of the directors or shareholders of the Loan Party, as applicable, authorizing the entering into of the Loan Documents to which such Loan Party is a party, and (iii) the incumbency of the persons executing the Loan Documents to which such Loan Party is a party;

(f) a certificate of status or equivalent from the jurisdiction of incorporation or formation of each Loan Party incorporated in Ontario or Barbados;  and

(g) subject to Section 14, opinions of counsel to each Loan Party.

17. Representations and Warranties of the Borrower:

Each Loan Party represents and warrants to the Lender, with the intent that such representations and warranties are made jointly and severally by the Loan Parties, that:

(a) it is validly existing under the laws of its jurisdiction of incorporation or formation, and is qualified to carry on business in each jurisdiction in which it owns property or assets or carries on business;

(b) it has the power and authority to own or lease its property, carry on business and enter into this Commitment Letter and the other Loan Documents to which it is a party, and to perform its obligations hereunder and thereunder;

(c) it has the power and authority to execute, deliver and perform its obligations under this Commitment Letter and the Loan Documents to which it is a party, and all corporate and other actions required in connection therewith have been taken;

(d) all consents, notices and approvals necessary for it to enter into the transactions contemplated by this Commitment Letter and the other Loan Documents to which it is a party have been obtained, other than the approval of the Exchange and the approval of the Minister of Mines and Energy in Botswana with respect to the PNR Amalco Share Pledge (the "Botswana Share Pledge Approval");

(e) this Commitment Letter has been, and each Loan Document to which it is a party when executed and delivered by it will have been, duly executed and delivered by it, and constitute its legal, valid and binding obligation, enforceable against it in accordance with its respective terms, subject to bankruptcy, insolvency and other laws limiting creditors rights and to the rules of equity of general application;

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(f) the execution, delivery and performance by it of this Commitment Letter and the Loan Documents to which it is a party do not and will not contravene, violate or result in a breach of, its constating documents, any shareholders' agreement, applicable laws, any applicable judgments orders or rulings of any judicial or regulatory authority, or any material contract to which it is a party or by which its assets are bound, including any such agreement, order or ruling in respect of the Liquidator Obligations;

(g) there is no material litigation, investigation, claim or proceeding pending, or to its knowledge, threatened, by or against it;

(h) it is not in default under any Loan Document or under any material agreement to which it is a party, nor to its knowledge, is any other party thereto in default thereunder, including, any such agreement in respect of the Liquidator Obligations;

(i) it: (i) is in compliance, in all material respects, with, and (ii) operates its business in compliance, in all material respects, with, all applicable laws and regulations (including environmental, labour and employment and tax laws and Canadian trade laws and regulations and Canadian economic sanctions);

(j) it has in full force and effect policies of insurance with sound and reputable insurance companies in such amounts and with such deductibles and risks as are customarily carried by companies engaged in similar businesses;

(k) it owns, or is licensed to use, all material intellectual property necessary to conduct its business as currently conducted and no material claim is pending, or to its knowledge, threatened by any person challenging the use, validity or effectiveness of any intellectual property;

(l) it has complied in all material respects with all laws relating to labour and employment matters, conditions and practices, there are no labour disputes pending or, to its knowledge, threatened against it and it is not a party to any agreement with any labour union or collective agreement;

(m) all factual information (financial or otherwise) provided to the Lender in connection with the Loan, this Commitment Letter and the Loan Documents was accurate and complete in all material respects as of the currency date applicable thereto, including without limitation, in respect of itself, its authorized and issued equity interests and the direct and indirect registered and beneficial holders of all such equity interests; and

(n) there are no outstanding or other subscriptions, opinions, warrants, calls, rights or other agreements relating to any of its equity interests, except as created by the Loan Documents, the Term Sheet or as disclosed in the Borrower's publicly filed financial statements and management's discussion and analysis.

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18. Representations and Warranties of the Lender:

The Lender represents and warrants to each Loan Party that:

(a) the Lender is validly existing under the laws of its jurisdiction of existence, and is qualified to carry on business in each jurisdiction in which it owns property or assets or carries on business;

(b) the Lender has the power and authority to own or lease its property, carry on business and enter into this Commitment Letter and to perform its obligations hereunder;

(c) the Lender has the power and authority to execute, deliver and perform its obligations under this Commitment Letter and all corporate and other actions required in connection herewith have been taken;

(d) all consents, notices and approvals necessary for the Lender to enter into the transactions contemplated by this Commitment Letter have been obtained;

(e) this Commitment Letter has been duly executed and delivered by the Lender, and constitutes a legal, valid and binding obligation, enforceable in accordance with its terms, subject to bankruptcy, insolvency and other laws limiting creditor rights and to general equitable principles;

(f) the Lender is and will remain at all times prior to the occurrence of an Event of Default, a resident of Canada for the purposes of the Tax Act; and

(g) the execution, delivery and performance by the Lender of this Commitment Letter does not, and will not, contravene, violate or result in a breach of, its constating documents, shareholders' agreement, if any, or material contracts, or applicable laws.

19. Positive Covenants:

Each Loan Party covenants and agrees (except that the covenants in Sections 19(c) and (d) are given only by the Borrower), with the intent that these covenants constitute joint and several obligations of the Loan Parties, that for so long as any Obligations remain outstanding (other than contingent obligations which are expected to survive repayment of the amounts owing under the Loan Documents and termination of such Loan Documents), unless otherwise consented to by the Lender in writing, it will:

(a) pay when due all indebtedness due and payable in connection with the Loan, this Commitment Letter and all of the other Loan Documents;

(b) maintain and preserve its corporate existence, organization and corporate status in its jurisdiction of incorporation or formation and in each jurisdiction in which it carries on business, except pursuant to a transaction permitted under Section 20(c);

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(c) maintain and preserve the Borrower's status as a "reporting issuer" in each jurisdiction in which it is currently a "reporting issuer" and comply with all obligations under applicable securities legislation, as applicable;

(d) at all times when any Warrants are outstanding, reserve and allot out of the Borrower's authorized capital a number of Common Shares that is sufficient to enable the Borrower to meet its obligation to issue the Warrant Shares in connection with the exercise of such Warrants;

(e) use the proceeds of the Loan solely for the purposes stated in this Commitment Letter;

(f) carry on its business in compliance in all material respects with all applicable laws;

(g) pay all of its taxes and other obligations when due except to the extent any such payment is being contested in good faith by appropriate proceedings and the applicable Loan Party is maintaining adequate reserves with respect thereto;

(h) promptly, and, in any event, within three (3) Business Days, notify the Lender of any material adverse change in the financial condition, business, operations, or assets, property and undertaking of the Loan Parties taken as a whole;

(i) promptly, and in any event within three (3) Business Days, notify the Lender on becoming aware of any litigation, arbitration or other proceeding against or affecting it which would reasonably be expected to have a material adverse effect on the financial condition, business, operations or assets, property and undertaking of the Loan Parties taken as a whole; and

(j) cause each future subsidiary of any Loan Party to execute and deliver a Guarantee and Security.

20. Negative Covenants:

Each Loan Party covenants and agrees, with the intent that these covenants constitute joint and several obligations of the Loan Parties, that for so long as any Obligations remain outstanding (other than contingent obligations which are expected to survive repayment of the amounts owing under the Loan Documents and termination of such Loan Documents), unless otherwise consented to by the Lender in writing, it will not:

(a) create, incur or assume any indebtedness for borrowed money, whether by way of the issuance of debt securities, the borrowing of money pursuant to a loan or credit agreement, or otherwise, unless the proceeds are applied as set forth under Section 11;

Execution Version

(b) create, incur, assume or permit to exist any Encumbrances on any assets, property and undertaking of any of the Loan Parties, other than Permitted Encumbrances;

(c) amalgamate or merge, consolidate, reorganize or restructure, enter into a joint venture or sell all or substantially all of its assets, in each case in any transaction involving any person that is not a Loan Party;

(d) liquidate, dissolve, wind-up, become bankrupt or initiate insolvency proceedings with respect to itself or any other Loan Party;

(e) engage in any business other than the businesses of the type conducted by it on the date hereof and businesses reasonably related thereto;

(f) (i) pay any dividends, royalties, distributions, fees or management fees (other than management fees payable as compensation for services performed in the ordinary course to companies providing management services to the Loan Parties, including without limitation companies providing the services of appointed officers of the Borrower or members of the Advisory Board of the Borrower) to any equity holder of the Borrower; (ii) repurchase or redeem for cash or property any equity of the Borrower other than on conversion, exercise or exchange of the Warrants, the Equity Warrants or any other securities of the Borrower convertible into or exchangeable or exercisable for Common Shares; or (iii) make any other distribution to any equity holder of the Borrower (except as explicitly contemplated pursuant to this Commitment Letter or any of the other Loan Documents); or

(g) change its name or its jurisdiction of incorporation or formation without giving the Lender at least 30 days' prior written notice; or

(h) agree to or permit any change in the ownership of any voting securities of the Guarantors, including, without limitation, the issuance or sale by any of the Guarantors of voting securities or securities convertible into or exercisable or exchangeable for voting securities of any Guarantor to any person other than a Loan Party or any wholly owned subsidiary of a Loan Party.

21. Events of Default:

The occurrence of any one or more of the following events, after the expiry of any applicable cure period set out below, shall constitute an event of default (each, an "Event of Default") under this Commitment Letter:

(a) any Loan Party fails to pay to the Lender, when due and payable hereunder: (i) any principal amount of the Loan; or (ii) any interest, fees or other amounts due hereunder or pursuant to the other Loan Documents and with respect to clause (ii) to the extent any such failure occurs on any date other than the Maturity Date, such failure shall continue unremedied for two (2) Business Days from the date such amount was due;

Execution Version

(b) any Loan Party fails to perform or comply in any material respect with any covenants or obligations contained in this Commitment Letter or in any other Loan Document and such default, if capable of being remedied, shall continue unremedied for ten (10) Business Days from the date of default;

(c) any representation or warranty contained in this Commitment Letter or any other Loan Document is false or incorrect in any material respect when made or deemed to be made;

(d) a Loan Party: (i) ceases to carry on its business; (ii) sells all or substantially all of its assets; (iii) commits an act of bankruptcy; (iv) becomes insolvent (as such term is defined pursuant to Insolvency Legislation); (v) makes an assignment for the benefit of creditors, files a petition in bankruptcy or makes a proposal under Insolvency Legislation; (vi) admits the material allegations of any petition filed against it in any proceeding under Insolvency Legislation; (vii) commits an act of bankruptcy within the meaning of Insolvency Legislation; (viii) petitions or applies to any tribunal or court for the appointment of any receiver, trustee or similar liquidator of it or all or a substantial part of its assets; (ix) commences a proceeding pursuant to Insolvency Legislation; or (x) is wound-up, dissolved or liquidated or has its existence terminated unless in conjunction with a bona fide corporate reorganization not prohibited hereby in which a successor of the applicable Loan Party will succeed to its obligations and enter into an agreement with the Lender to that effect or takes any action for the purpose of effecting any of the foregoing;

(e) any petition shall be filed or other proceeding commenced in respect of a Loan Party or any portion of its property under any Insolvency Legislation; including a proceeding requesting an order approving a reorganization of such Loan Party, declaring any Loan Party bankrupt, or appointing a receiver, receiver-manager, interim receiver, trustee or liquidator or similar official with like powers in respect of any Loan Party or of all or a substantial part of its assets, and: (i) such Loan Party shall not be actively and diligently contesting and defending such proceeding in good faith and on reasonable grounds; and (ii) such petition or proceeding shall not be abandoned, dismissed or permanently stayed within a period of 30 days from the date of filing or commencement thereof;

(f) a judgment or judgments for the payment of money in excess of $2,000,000 in the aggregate (net of any amounts available for the satisfaction of such judgment pursuant to any enforceable contract of insurance) is obtained or entered against a Loan Party and remains unpaid or unstayed for 30 days (provided that such judgment or judgments will constitute an "Event of Default" prior to the expiry of such 30-day period if such judgment or judgments are not being diligently appealed by such Loan Party in good faith);

Execution Version

(g) any person takes possession of any material property of a Loan Party by way of or in contemplation of enforcement of security, or a distress, execution, garnishment or similar process is levied or enforced against a Loan Party or any such property;

(h) if this Commitment Letter or any of the Loan Documents ceases to be enforceable in accordance with its terms or a Loan Party terminates, repudiates or purports to terminate or repudiate its liability under any Loan Document or disputes the validity or enforceability of any such Loan Document; or

(i) any Guarantor alleges that its Guarantee or any of the Security to which it is a party is unenforceable or seeks to terminate its guarantee liabilities.

22. Remedies:

Upon the occurrence of an Event of Default referred to in paragraph (d) or (e) of the definition thereof, all of the Obligations shall become immediately due and payable, without the necessity of any demand upon or notice to the Borrower or any of the other Loan Parties by the Lender, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by each of the Loan Parties. Upon the occurrence and during the continuance of any other Event of Default, the Lender may by written notice delivered to the Loan Parties or any one or more of them declare all Obligations to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by each of the Loan Parties. Without limiting the generality of the foregoing, but subject to the limitations herein expressed on the exercise of remedies under the Security, the Lender shall also be entitled, concurrently with the making of any demand for payment hereunder, to realize upon and enforce any and all of the Loan Documents and proceed by any other action, remedy or proceeding authorized or permitted by this Commitment Letter, such Loan Documents or at law or in equity. The rights and remedies of the Lender              hereunder and under the Loan Documents are cumulative and in addition to and not in substitution for any rights or remedies provided at law. Upon the occurrence and during the continuance of an Event of Default, the Lender shall have the right to perform any of the covenants of the Loan Parties which have not been performed, in which case each of the Loan Parties agrees to indemnify and hold harmless the Lender from and against any and all out-of-pocket costs and expenses incurred by the Lender in connection therewith provided that the Lender shall have no obligation whatsoever to perform such covenants and the performance of any such covenants by the Lender shall not in any way prejudice any of the Lender's other rights and remedies.

23. Conditions Precedent to Funding:

The obligations of the Lender to fund the Loan at Closing pursuant to this Commitment Letter shall be subject to the satisfaction on or before the Closing Date of the following conditions in favour of the Lender, each of which may be waived by the Lender in its sole discretion:

(a) all conditions precedent in favour of EdgePoint to the subscription by EdgePoint of the Purchased Units on Closing shall have been satisfied or waived by EdgePoint so that the closing of the subscription by EdgePoint of the Purchased Units shall be completed contemporaneously with the completion of the advance of the Loan and the other transactions contemplated pursuant to this Commitment Letter and the other Loan Documents at Closing;

Execution Version

(b) each of the net smelter returns royalty option agreements (the "NSR Option Purchase Agreements") to be entered into by Edgepoint and each of Premium Nickel Resources Proprietary Limited ("PNRP") and Premium Nickel Group Proprietary Limited ("PNGP") shall have been duly executed and delivered by PNRP and PNGP, respectively;

(c) Subject to Section 14 and Section 16, each of the Loan Documents shall have been duly executed and delivered by the respective Loan Parties;

(d) the conditional acceptance by the Exchange of the issuance of the Warrants and the listing of the Warrant Shares, subject only to the issuance thereof and fulfilment of customary listing conditions (which, for greater certainty, do not include the approval of the Borrower's shareholders in respect of any aspect of the transactions described herein);

(e) receipt of the Botswana Share Pledge Approval;

(f) no judgment or order will have been issued and no action, suit or proceeding will have been taken by or before any regulatory authority to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Loan and the other transactions pursuant to this Commitment Letter and the Loan Documents;

(g) there will not exist any prohibition at law that would have the effect of preventing the completion of the Loan and the other transactions pursuant to this Commitment Letter and the Loan Documents; and

(h) the Lender shall have received copies of all closing documentation and opinions in each case as may be customary for completion of transactions in the nature of the Loan and the other transactions pursuant to this Commitment Letter and the Loan Documents, including, without limitation, those set forth under the section of this Commitment Letter titled "Loan Documents".

24. Termination Prior to Funding:

The Lender may terminate its obligations under this Commitment Letter if:

(a) any of the conditions precedent in favour of the Lender to the subscription by EdgePoint for the Purchased Units have become incapable of satisfaction or are not satisfied at or before the Closing;

(b) any of the conditions precedent to Closing in favour of the Lender in this Commitment Letter shall have become incapable of satisfaction or are not satisfied at or before the Closing;

Execution Version

(c) the NSR Option Purchase Agreements have not been executed and delivered at Closing by PNRP and PNGP, respectively;

(d) the Closing of the subscription by EdgePoint for the Purchased Units has not occurred within the time prescribed by Exchange Policy 4.1 - Private Placements;

(e) the Borrower or any of the other Loan Parties is in material breach of any of its obligations under this Commitment Letter or any of the other Loan Documents, which breach is not curable or, if curable, is not cured at or before the Closing; or

(f) a material adverse change has occurred with respect to the Borrower.

The Borrower shall provide written notice to the Lender by 5:00 p.m. (Toronto time) of the following day if it becomes aware that any of the termination events referenced in this section has occurred. Upon delivery of any such written notice by the Lender this Commitment Letter shall automatically terminate without any further action on the part of any party; provided that the sections of this Commitment Letter titled "Expenses and Indemnification" and "Governing Law" shall survive any such termination.

25. Assignments and Participations:

The Loan Parties cannot assign any of their respective rights or obligations under or in respect of the Loan, this Commitment Letter or any of the Loan Documents without the prior written consent of the Lender, except pursuant to a transaction permitted under clause (c) of the section of this Commitment Letter titled "Negative Covenants" above. The Lender can assign, sell or participate all or part of the Loan and its rights and obligations in respect of the Loan, this Commitment Letter or any of the Loan Documents to a person that is neither a non-resident of Canada for the purposes of the Tax Act (as defined below) nor a partnership other than a "Canadian partnership" within the meaning of the Tax Act, in each case without the prior written consent of the Borrower.

26. Expenses and Indemnification:

The Borrower shall pay all costs and expenses of the Lender reasonably incurred in connection with the making, amendment, restructuring, enforcement and realization of the Loan, this Commitment Letter and each of the other Loan Documents (including the reasonable fees, disbursements and other charges of counsel to the Lender in each applicable jurisdiction, including, without limitation, Barbados and Botswana); provided that the costs and expenses of the Lender relating to the making of the Loan, this Commitment Letter and each of the Loan Documents (and the perfection of security thereunder) shall be subject to the aggregate limit on the reasonable documented fees and disbursements of legal counsel set forth in the Term Sheet.

The Borrower and each Guarantor, jointly and severally, shall indemnify and hold harmless the Lender (and its affiliates and their respective officers, directors, employees and agents) from and against any loss, liability, cost or expense (including the reasonable fees, disbursements and other charges of counsel to the indemnified parties) arising in connection with any claim incurred by the Lender in connection with or as a result of the Loan or the use of proceeds of the Loan, except to the extent such claim results from the Lender's gross negligence or willful misconduct.

Execution Version

27. Public Statements:

The Borrower and the Lender shall consult with each other prior to the filing or release of any written public announcement, press release or other written public statement with respect to the existence or terms of the Loan, this Commitment Letter or any other Loan Documents or the transactions provided for herein or therein (in each case a "Written Public Statement"); provided, that each party has the right to determine, in its sole discretion, whether to accept any comments provided by the other party on such Written Public Statements.

28. Taxes, Yield Protection and Increased Costs:

All repayments and prepayments of the Loan will be made free and clear of any taxes, withholdings or other deductions, except as required by applicable law. If any applicable law (determined in good faith) requires the deduction or withholding of any tax from any such payment by a Loan Party, then the sum payable by the Loan Party will be increased as necessary so that after such deduction or withholding has been made (including such deductions or withholdings applicable to additional sums payable under this section) the Lender receives an amount equal to the sum it would have received had no such deduction or withholding been made. The Borrower will reimburse the Lender for any costs reasonably incurred by the Lender in performing its obligations under this Commitment Letter and each of the Loan Documents resulting from any change in law occurring after the Closing Date, including, without limitation, any change in reserve or special deposit requirements or any tax or capital requirements or any change in the compliance of the Lender therewith that has the effect of increasing the cost of funding to the Lender or reducing its effective rate of return on capital.

The foregoing will not apply to the following taxes (referred to as "Excluded Taxes") with respect to the Lender, any participant or other recipient of payments under the Loan (each, a "Payee"): (i) taxes imposed due to any Payee not dealing at arm's length, within the meaning of the Income Tax Act (Canada) (the "Tax Act"), with the Borrower or any Guarantor; (ii) taxes imposed as a consequence of any Payee at any time being a "specified non-resident shareholder" (within the meaning of subsection 18(5) of the Tax Act) of the Borrower or any Guarantor or at any time not dealing at arm's length (within the meaning of the Tax Act) with a "specified shareholder" of the Borrower or any Guarantor; (iii) taxes imposed as a result of a present or former connection between any Payee and the jurisdiction imposing such taxes (other than connections arising from the Lender having executed, delivered, become a party to, performed its obligations under, or received payments under any Loan Documents);  or (iv) taxes arising from any Payee's failure to comply with the Payee's obligations imposed under Part XVIII of the Tax Act, the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or the similar provisions of legislation of any other jurisdiction that has entered into an agreement with the United States of America to provide for the implementation of FATCA based reporting.

The Borrower shall indemnify the Lender, within 10 days after demand therefor, for the full amount of any taxes other than Excluded Taxes ("Indemnified Taxes") (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this section) payable or paid by the Lender on amounts received under the Loan or required to be withheld or deducted from a payment under the Loan to the Lender, and any reasonable expense arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant government authority; provided that (i) the Lender shall cooperate with the Borrower on a commercially reasonable basis to reduce or eliminate the incidence of any Indemnified Taxes, and (ii) if the Lender determines that it has received a refund of any Indemnified Taxes for which it has been indemnified or received additional amounts pursuant to this section, then it shall pay to the applicable Loan Party an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, under this section with respect to the Indemnified Taxes giving rise to such refund or reduction), net of all taxes and out-of-pocket expenses of the Lender and without interest (other than any net after-tax interest paid by the relevant governmental authority with respect to such refund). The Loan Party, upon the request of the Lender, agrees to repay the amount paid over to the Loan Party (plus any penalties, interest or other charges imposed by the relevant governmental authority) if the Lender is required to repay such refund or reduction to the relevant governmental authority.

Execution Version

29. Guarantee:

The Borrower shall enter into a guarantee agreement in favour of the Lender pursuant to which it guarantees the due and punctual performance of the other Loan Parties under the Loan Documents (the "Borrower Guarantee").

30. Notice:

Any notice, demand or communication required or desired to be made or given in this Commitment Letter shall be in writing and shall be delivered in person, transmitted by e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, to the intended recipient as follows (or to such other address or e-mail address as may have been furnished by the Lender to the Loan Parties in writing):

if to any Loan Party:

Premium Nickel Resources Ltd.
100 King Street West

Suite 3400

Toronto, Ontario

M5X 1A4

Attention:  Tim Moran
Email: tmoran@premiumnickel.com

if to the Lender:

EdgePoint Investment Group Inc.
150 Bloor Street West, Suite 500
Toronto, Ontario
M5S 2X9

Attention:  Geoff MacDonald
Email: macdonald@edgepointwealth.com

Any such notice, demand or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day) or, if mailed, on the third (3rd) Business Day following the date of mailing; provided, however, that if at the time of mailing or within three (3) Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

Execution Version

31. Amendment:

The parties hereto acknowledge and agree that there are no contrary agreements, oral or written, establishing a term of this Commitment Letter and agree that the terms and conditions of this Commitment Letter may not be amended, waived or modified except in a writing signed by each party hereto.

32. Paramountcy

In the event of a conflict or inconsistency between the provisions of any other Loan Document and the provisions of this Commitment Letter, the provisions of this Commitment Letter will prevail. Notwithstanding the foregoing, if there is any remedy available to the Lender after an Event of Default set out in the Security which is not set out or provided for in this Commitment Letter, such additional remedy will not constitute a conflict or inconsistency, but the exercise thereof will be subject to the Forbearance Period.

33. Severability:

Wherever possible, each provision of this Commitment Letter shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Commitment Letter shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of the Commitment Letter.

34. Headings:

The division of this Commitment Letter into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Commitment Letter.

35. Prospectus:

The Lender represents and warrants to the Borrower that the Lender is an accredited investor within the meaning of National Instrument 45-106 - Prospectus Exemptions ("NI 45-106"). Furthermore, the Lender acknowledges that it has received written notice of the legend restriction notation required pursuant to National Instrument 45-102 - Resale of Securities in respect of the Warrants and, to the extent exercised within the applicable hold period, the Warrant Shares.

The Lender is hereby notified by the Borrower that (i) the Borrower is required to provide information ("personal information") pertaining to the Lender required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including the Lender's name, address, telephone number and the number of securities purchased or issued), which Form 45-106F1 is required to be filed by the Borrower under NI 45-106; (ii) the personal information will be delivered to the Ontario Securities Commission in accordance with applicable securities law; (iii) such personal information is being collected indirectly by the Ontario Securities Commission under the authority granted to it under applicable securities law; (iv) such personal information is being collected for the purposes of the administration and enforcement of applicable securities law of the Province of Ontario; and (v) the public officials in the Province of Ontario who can answer questions about the Ontario Securities Commission's indirect collection of such personal information can be reached at the Ontario Securities Commission, 20 Queen Street West, 22nd Floor, Toronto, Ontario M5H 3S8, Telephone: (416) 593-8314. By executing this Commitment Letter, the Lender hereby authorizes the indirect collection of such personal information by the Ontario Securities Commission. Furthermore, the Lender acknowledges and consents to the disclosure of such information to the Exchange pursuant to Exchange Policy 5.1 - Loans, Loan Bonuses, Finder's Fees and Commissions or otherwise pursuant to Exchange approval requirements and the filings associated therewith. The Borrower may disclose such information to the Exchange and the Lender expressly consents to the collection, use and disclosure of such information by the Exchange for the purposes described in Appendix 6A or Appendix 6B to the Corporate Finance Manual of the Exchange or as otherwise identified by the Exchange, from time to time.

The Lender acknowledges that neither the Warrants nor the Warrant Shares have been, nor will be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state, and may not be offered or sold in the United States or to a U.S. Person (as defined under the U.S. Securities Act), unless an exemption from the registration requirements under the U.S. Securities Act and applicable state securities laws is available.

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36. Counterparts, Electronic Execution

This Commitment Letter may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by sending a scanned or other copy by electronic mail or similar means (including by way of electronic signature through an information system such as DocuSign or OneSpan or by any other electronic means) shall be effective as delivery of a manually executed counterpart of this Commitment Letter.

37. Governing Law and Jurisdiction:

This Commitment Letter shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party hereto irrevocably agrees to submit to the non-exclusive jurisdiction of the courts of the Province of Ontario for all actions and proceedings related to this Commitment Letter.

If the terms and conditions of this Commitment Letter are acceptable, please return an executed copy to the Lender prior to June 12, 2023 at 11:59 p.m. (Toronto time), after which if not accepted, this Commitment Letter shall automatically be deemed withdrawn and of no further force and effect.

Yours truly,

EDGEPOINT INVESTMENT GROUP INC., as investment manager on behalf of Cymbria Corporation and other investment funds managed by it by
Name:
Title:

ACCEPTANCE AND AGREEMENT

The undersigned hereby confirms agreement to and acceptance of the terms and conditions outlined in the Commitment Letter as of June 12, 2023.

[remainder of page left intentionally blank; signature page follows]

PREMIUM NICKEL RESOURCES LTD.

by
Name:
Title:

NAN EXPLORATION INC.

by
Name:
Title:

NORTH AMERICAN NICKEL (US) INC.

by
Name:
Title:

PNR AMALCO LTD.

by
Name:
Title:

PREMIUM NICKEL RESOURCES INTERNATIONAL LIMITED

by
Name:
Title:

PREMIUM NICKEL RESOURCES SELEBI (BARBADOS) LIMITED

by
Name:
Title:

PREMIUM NICKEL RESOURCES SELKIRK GROUP (BARBADOS) LIMITED

by
Name:
Title:

PREMIUM NICKEL GROUP PROPRIETARY LIMITED

by
Name:
Title:

PREMIUM NICKEL RESOURCES PROPRIETARY LIMITED

by
Name:
Title:

Schedule A
Form of Warrant

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE CLOSING DATE WILL BE INSERTED].

EXERCISABLE ONLY PRIOR TO 5:00 P.M. (TORONTO TIME) ON THE EXPIRY DATE (AS DEFINED HEREIN), AFTER WHICH TIME THESE WARRANTS SHALL BE NULL AND VOID.

WARRANT CERTIFICATE TO PURCHASE COMMON SHARES

OF

PREMIUM NICKEL RESOURCES LTD.

(existing under the laws of the Province of Ontario)

Certificate Number: CW-●	Number of warrants
represented by this
certificate - ●[1]

THIS CERTIFIES THAT, for value received by the undersigned, ●, 150 Bloor Street West, Suite 500, Toronto, Ontario M5S 2X9, Canada (the "Holder"), is entitled, at any time prior to the Expiry Time, to purchase for $1.4375 (the "Exercise Price") one common share (each, a "Common Share") in the capital of Premium Nickel Resources Ltd. (the "Company"), for each Warrant exercised, subject to adjustments as set out herein, by surrendering to the Company at its principal office at c/o Bennett Jones LLP, One First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario M5X 1A4, Canada, this Warrant, together with a Subscription Form, duly completed and executed, and cash or a certified cheque, wire transfer, money order or bank draft in lawful money of Canada payable to or to the order of the Company for the amount equal to the Exercise Price multiplied by the number of Common Shares subscribed for, on and subject to the terms and conditions set forth below.

Nothing contained herein shall confer any right upon the Holder to subscribe for or purchase any Common Shares at any time after the Expiry Time, and from and after the Expiry Time these Warrants and all rights hereunder shall be void and of no value.

1. Definitions

In this Warrant Certificate, including the preamble, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings, namely:

(a) "Adjustment Period" means the period commencing on the date hereof and ending at the Expiry Time;

(b) "Business Day" means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto are not open for business;

______________________________

1 Note to Draft: This form-of warrant certificate will serve as the form-of for both the equity and debt warrants.

(c) "Common Shares" means the common shares of the Company as such shares were constituted on the date of this certificate as the same may be reorganized, reclassified or redesignated pursuant to any of the events set out in Section 14 hereof;

(d) "Company" means Premium Nickel Resources Ltd., a corporation existing under the laws of Ontario and its successors and assigns;

(e) "Current Market Price" at any date, means the weighted average of the trading prices per Common Share at which the Common Shares have traded on the TSX Venture Exchange, or, if the Common Shares in respect of which a determination of current market price is being made are not listed thereon, on such stock exchange on which such shares are listed as may be selected for such purpose by the directors, or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market, for any twenty (20) consecutive trading days selected by the Company commencing not later than 30 trading days and ending no later than five (5) trading days before such date; provided, however, if such Common Shares are not traded during such thirty (30) day period for at least twenty (20) consecutive trading days, the simple average of the following prices established for each of twenty (20) consecutive trading days selected by the Company commencing not later than thirty (30) trading days and ending no later than five (5) trading days before such date:

(i) the average of the bid and ask prices for each day on which there was no trading, and

(ii) the closing price of the Common Shares for each day that there was trading,

or in the event that at any date the Common Shares are not listed on any exchange or over- the-counter market, the current market price shall be as determined by the directors or such firm of independent chartered accountants as may be selected by the directors acting reasonably and in good faith in their sole discretion; for these purposes, the weighted average price for any period shall be determined by dividing the aggregate sale prices during such period by the total number of Common Shares sold during such period;

(f) "Dividends Paid in the Ordinary Course" means dividends paid in any financial year of the Company, whether in (i) cash, (ii) shares of the Company, or (iii) warrants or similar rights to purchase any shares of the Company or property or other assets of the Company, provided that the value of such dividends does not in such financial year exceed the greater of:

(i) 150% of the aggregate amount of dividends paid by the Company on the Common Shares in the 12-month period ending immediately prior to the first day of such financial year; and

(ii) 100% of the consolidated net earnings from continuing operations of the Company, before any extraordinary items, for the 12-month period ending immediately prior to the first day of such financial year (such consolidated net earnings from continuing operations to be computed in accordance with generally accepted accounting principles in Canada);

(g) "DRS Advice" means a direct registration system (DRS) advice;

(h) "Exercise Price" means $1.4375 in Canadian funds per Common Share, unless such price shall have been adjusted in accordance with the provisions of Section 14, in which case it shall mean the adjusted price in effect at such time;

(i) "Expiry Date" means June ●, 2026;

(j) "Expiry Time" means 5:00 p.m. (Toronto time) on the Expiry Date;

(k) "Holder" means the registered holder of this Warrant;

(l) "person" means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, or any group or combination thereof;

(m) "Subscription Form" means the form of subscription annexed hereto as Schedule "A";

(n) "this Warrant", "Warrant", "Warrant Certificate", "herein", "hereby", "hereof", "hereto", "hereunder" and similar expressions mean or refer to the warrants represented by this warrant certificate and any deed or instrument supplemental or ancillary thereto and any schedules hereto or thereto and not to any particular article, section, subsection, clause, subclause or other portion hereof;

(o) "U.S. Person" means "U.S. person" as that term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act; and

(p) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

2. Expiry Time

Immediately after the Expiry Time, all rights under any Warrants evidenced hereby, in respect of which the right of subscription and purchase herein provided for shall not theretofore have been exercised, shall wholly cease and terminate and such Warrants shall be void and of no further force and effect.

3. Exercise Procedure

The Holder may exercise the right of purchase herein provided for by surrendering or delivering to the Company prior to the Expiry Time at its principal office (or to such other address as the Company may notify the Holder):

(a) this Warrant Certificate, with the Subscription Form duly completed and executed by the Holder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Company, and

(b) cash or a certified cheque, wire transfer, money order or bank draft payable to or to the order of the Company in lawful money of Canada in an amount equal to the Exercise Price multiplied by the number of Common Shares for which subscription is being made.

Any warrant certificate and cash, certified cheque, wire transfer, money order or bank draft referred to in the foregoing clauses (a) and (b) shall be deemed to be surrendered only upon delivery thereof to the Company at its principal office set forth herein (or to such other address as the Company may notify the Holder) in the manner provided in Section 29 hereof.

This Warrant Certificate is exchangeable, upon the surrender hereof by the Holder, for new certificates of like tenor representing, in the aggregate, warrants entailing the right to subscribe for an equal aggregate number of Common Shares at the same Exercise Price and on the same terms as this Certificate, subject to any adjustments pursuant to the provisions herein, which may be subscribed for hereunder.

4. Entitlement to Certificate

Upon such delivery and payment as aforesaid, the Company shall cause to be issued to the Holder hereof the Common Shares subscribed for not exceeding those which such Holder is entitled to purchase pursuant to this Warrant and the Holder hereof shall become a shareholder of the Company in respect of such Common Shares with effect from the date of such delivery and payment and shall be entitled to delivery of a certificate or certificates evidencing such Common Shares and the Company shall cause such certificate or certificates or DRS Advice to be mailed to the Holder hereof at the address or addresses specified in such subscription within three (3) Business Days of such delivery and payment.

5. Securities Law Matters

The Warrants and the Common Shares are subject to certain resale restrictions under applicable securities laws and the policies of the TSX Venture Exchange, as applicable. In the event that any Warrants are exercised prior to [the date that is four months and one day after the Closing Date will be inserted], the certificates or DRS Advice representing the Common Shares issued upon such exercise shall bear, in addition to any other legends required by applicable laws including any legends required by U.S. securities laws, the following legend:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE CLOSING DATE WILL BE INSERTED]."

And if applicable under the policies of the TSX Venture Exchange, the additional legend as follows:

"WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [THE DATE WHICH IS FOUR MONTHS AND ONE DAY AFTER THE CLOSING DATE WILL BE INSERTED]."

The Warrants and the Common Shares issuable pursuant to the exercise thereof have not been and will not be registered under the U.S. Securities Act or under state securities laws of any state in the United States. Accordingly, the Warrants and the Common Shares may not be offered or sold to or by a person in the United States or a U.S. Person, unless an exemption from registration is available under the U.S. Securities Act and any applicable U.S. state securities laws.

6. Register of Warrantholders

The Company shall cause a register to be kept in which shall be entered the names and addresses of all holders of Warrants of the Company and the number of Warrants so held by them. The Company may treat the registered holder of any Warrant Certificate as the absolute owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary except where the Company is required to take notice by statute or by order of a court of competent jurisdiction.

7. Partial Exercise

The Holder may subscribe for and purchase a number of Common Shares less than the number the Holder is entitled to purchase pursuant to this Warrant Certificate. In the event of any such subscription and purchase prior to the Expiry Time, the Holder shall in addition be entitled to receive, without charge, a new certificate in respect of the balance of the Warrants pursuant to this Warrant Certificate and which were then not exercised and the new certificate shall contain the legend(s) set out in Section 5 if issued prior to [the date that is four months and one day after the Closing Date will be inserted].

8. No Fractional Shares

Notwithstanding any adjustments provided for in Section 14 hereof or otherwise, the Company shall not be required upon the exercise of any Warrants, to issue fractional Common Shares in satisfaction of its obligations hereunder. Any fractional Common Shares shall be rounded down to the nearest whole number, without payment or compensation in lieu thereof.

9. [Non-Transferable

The Warrants evidenced by this Warrant Certificate are non-assignable and non- transferrable and may not be exercised by or for the benefit of any person other than the Holder without prior written consent of the Company and subject to the policies of the TSX Venture Exchange.

- OR -

Transfer of Warrants

The Warrants evidenced by this Warrant Certificate are transferable and assignable by the Holder at any time and from time to time, in whole or in part, subject to compliance with all applicable laws. No transfer of this Warrant Certificate shall be effective unless this Warrant Certificate is accompanied by a duly executed transfer form substantially in the form attached hereto as Schedule "B" or other instrument of transfer in such form reasonably acceptable to the Company (a "Transfer Form"). The Company shall issue and mail, as soon as practicable, and in any event within three (3) Business Days of the receipt by the Company of this Warrant Certificate and the Transfer Form, a new Warrant Certificate registered in the name of the transferee or as the transferee may direct and shall take all other necessary actions to effect the transfer as directed. The Company may treat the Holder as the absolute owner of the Warrants represented hereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary except where the Company is required to take notice by statute or by order of a court of competent jurisdiction. Notwithstanding anything else contained herein, no transfer of this Warrant shall be made if in the opinion of counsel to the Company such transfer would result in the violation of any applicable securities laws.]2

______________________________

2 Note to Draft: Warrants issued pursuant to the equity financing will be transferable and Warrants issued pursuant to the commitment letter will not be transferable.

10. Not a Shareholder

Nothing in this Warrant Certificate or in the holding of the Warrants evidenced hereby shall be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Company.

11. No Obligation to Purchase

Nothing herein contained or done pursuant hereto shall obligate the Holder to purchase or pay for or the Company to issue any securities except those Common Shares in respect of which the Holder shall have exercised its right to purchase hereunder in the manner provided herein.

12. Ranking of Warrants

All Warrants of the Company shall rank pari passu, notwithstanding the actual date of the issue thereof.

13. Covenants

(a) The Company covenants and agrees that:

(i) so long as any Warrants evidenced hereby remain outstanding, it shall reserve and there shall remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the right of purchase herein provided for should the Holder determine to exercise its rights in respect of all the Common Shares for the time being called for by such outstanding Warrants; and

(ii) all Common Shares which shall be issued upon the due exercise of the Warrants in accordance with the terms of this Warrant Certificate, the Company will cause the Common Shares subscribed for and purchased in the manner herein provided to be issued as fully paid and non-assessable Common Shares and the holders thereof shall not be liable to the Company or to its creditors in respect thereof.

(b) As long as any Warrants evidenced hereby remain outstanding, the Company shall use commercially reasonable efforts to:

(i) make all requisite filings under the Securities Act (Ontario) and the regulations made thereunder including those necessary to remain a reporting issuer not in default of any requirement of such act and regulations; and

(ii) preserve and maintain its corporate existence.

14. Adjustment to Exercise Price

(a) Adjustment: The rights of the Holder, including the number of Common Shares issuable upon the exercise of such Warrants, will be adjusted from time to time in the events and in the manner provided in, and in accordance with the provisions of, this Section. The purpose and intent of the adjustments provided for in this Section is to ensure that the rights and obligations of the Holder are neither diminished nor enhanced as a result of any of the events set forth in paragraphs (b) or (c) of this Section. Accordingly, the provisions of this Section shall be interpreted and applied in accordance with such purpose and intent.

(b) The Exercise Price in effect at any date will be subject to adjustment from time to time as follows:

(i) Share Reorganization: If and whenever at any time during the Adjustment Period, the Company shall:

(A) subdivide, redivide or change the outstanding Common Shares into a greater number of Common Shares;

(B) consolidate, combine or reduce the outstanding Common Shares into a lesser number of Common Shares; or

(C) fix a record date for the issue of, or issue, Common Shares or securities convertible into or exchangeable for Common Shares to all or substantially all of the holders of Common Shares by way of a stock dividend or other distribution other than a Dividend Paid in the Ordinary Course then, in each such event, the Exercise Price shall, on the record date for such event or, if no record date is fixed, the effective date of such event, be adjusted so that it will equal the rate determined by multiplying the Exercise Price in effect immediately prior to such date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such date before giving effect to such event, and of which the denominator shall be the total number of Common Shares outstanding on such date after giving effect to such event. Such adjustment shall be made successively whenever any such event shall occur. Any such issue of Common Shares by way of a stock dividend shall be deemed to have been made on the record date for such stock dividend for the purpose of calculating the number of outstanding Common Shares under paragraphs 14(b)(i) and 14(b)(ii) hereof.

(ii) Rights Offering: If and whenever at any time during the Adjustment Period, the Company shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares entitling the holders thereof, within a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price on such record date, then the Exercise Price shall be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus the number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares so offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares so offered for subscription or purchase (or into or for which the convertible or exchangeable securities so offered are convertible or exchangeable). Any Common Shares owned by or held for the account of the Company or any subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed, provided that if two or more such record dates referred to in this paragraph 14(b)(ii) are fixed within a period of 25 Business Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates. To the extent that any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

(iii) Distribution: If and whenever at any time during the Adjustment Period, the Company shall fix a record date for the making of a distribution to all or substantially all of the holders of Common Shares of:

(A) shares of any class other than Common Shares whether of the Company or any other corporation;

(B) rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares or property or other assets of the Company (other than a Rights Offering as described in paragraph 14(b)(ii) above);

(C) evidences of indebtedness; or

(D) cash (including any cash dividend), securities or other property or assets then, in each such case and if such distribution does not constitute a Dividend Paid in the Ordinary Course, or fall under clauses (i) or (ii) above, the Exercise Price will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on the earlier of such record date and the date on which the Company announces its intention to make such distribution, less the aggregate fair market value (as determined by the directors, acting reasonably, at the time such distribution is authorized) of such shares or rights, options or warrants or evidences of indebtedness or cash, securities or other property or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price. Any Common Shares owned by or held for the account of the Company or any subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed, provided that if two or more such record dates referred to in this paragraph 14(b)(iii) are fixed within a period of 25 Business Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates. To the extent that any such rights, options or warrants so distributed are not exercised prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect based upon such rights, options or warrants or evidences of indebtedness or cash, securities or other property or assets actually distributed or based upon the number or amount of securities or the property or assets actually issued or distributed upon the exercise of such rights, options or warrants, as the case may be.

(c) Reclassifications: If and whenever at any time during the Adjustment Period, there is (i) any reclassification of, or redesignation of or amendment to the outstanding Common Shares, any change of the Common Shares into other shares or any other reorganization of the Company (other than as described in subsection 14(b) hereof), (ii) any consolidation, amalgamation, arrangement, merger or other form of business combination of the Company with or into any other corporation resulting in any reclassification of the outstanding Common Shares, any change or exchange of the Common Shares into other shares or any other reorganization of the Company, or (iii) any sale, lease, exchange or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or entity, then, in each such event, the Holder of this Warrant Certificate which is thereafter exercised shall be entitled to receive, and shall accept, in lieu of the number of Common Shares to which such Holder was theretofore entitled upon such exercise, the kind and number or amount of shares or other securities or property which such Holder would have been entitled to receive as a result of such event if, on the effective date thereof, such Holder had been the registered holder of the number of Common Shares to which such Holder was theretofore entitled upon such exercise. If necessary as a result of any such event, appropriate adjustments will be made in the application of the provisions set forth in this subsection with respect to the rights and interests thereafter of the Holder of this Warrant Certificate to the end that the provisions set forth in this subsection will thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants. Any such adjustments may be made by and set forth in an instrument supplemental hereto approved by the board of directors of the Company, acting reasonably, and shall for all purposes be conclusively deemed to be an appropriate adjustment.

(d) If at any time during the Adjustment Period any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of subsection 14(b) or 14(c) of this Warrant Certificate, then the number of Common Shares purchasable upon the subsequent exercise of the Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.

15. Rules Regarding Calculation of Adjustment of Exercise Price

(a) The adjustments provided for in Section 14 are cumulative and will, in the case of adjustments to the Exercise Price, be computed to the nearest whole cent and will be made successively whenever an event referred to therein occurs, subject to the following subsections of this Section 14.

(b) No adjustment in the Exercise Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price and no adjustment in the number of Common Shares is required unless such adjustment would result in a change of at least one-hundredth of a Common Share; provided, however, that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments.

(c) No adjustment in the Exercise Price will be made in respect of any event described in Section 14, other than the events referred to in Sections 14(b)(i)(A) and 14(b)(i)(B), if the Holder is entitled to participate in such event on the same terms, mutatis mutandis, as if the Holder had exercised these Warrants prior to or on the effective date or record date of such event.

(d) No adjustment in the Exercise Price will be made under Section 14 in respect of the issue from time to time of Common Shares issuable from time to time as Dividends Paid in the Ordinary Course to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend, and any such issue will be deemed not to be a Share Reorganization (as described in 14(b)(i)).

(e) If at any time a dispute arises with respect to adjustments provided for in Section 14, such dispute will be conclusively determined by the auditors of the Company or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the directors of the Company and any such determination, subject to regulatory approval and absent manifest error, where required, will be binding upon the Company and the Holder. The Company will provide such auditors or chartered accountants with access to all necessary records of the Company.

(f) In case the Company after the date of issuance of this Warrant Certificate takes any action affecting the Common Shares, other than action described in Section 14, which in the opinion of the board of directors of the Company, in their sole discretion, acting reasonably and in good faith, would materially affect the rights of the Holder, the Exercise Price will be adjusted in such manner, if any, and at such time, as determined by the board of directors of the Company, but subject in all cases to the prior written consent of the TSX Venture Exchange, where required, and any necessary regulatory approval. Failure of the taking of action by the board of directors of the Company so as to provide for an adjustment pursuant to this Section 15(f) on or prior to the effective date of any action by the Company affecting the Common Shares will be conclusive evidence that the board of directors of the Company has determined that it is equitable to make no adjustment in the circumstances.

(g) If the Company sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Exercise Price will be required by reason of the setting of such record date.

(h) In the absence of a resolution of the board of directors of the Company fixing a record date for any event which would require any adjustment pursuant to this Warrant Certificate, the Company will be deemed to have fixed as the record date therefor the date on which the event is effected.

(i) As a condition precedent to the taking of any action which would require any adjustment pursuant to this Warrant Certificate, including the Exercise Price, the Company must take any corporate action which may be reasonably necessary in order that the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Common Shares or other securities which the Holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

(j) The Company will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 14 (other than the subdivision or consolidation of the Common Shares), forthwith give notice to the Holder specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Exercise Price.

(k) The Company covenants to and in favour of the Holder that so long as this Warrant remains outstanding, it will give notice to the Holder of its intention to fix a record date for any event referred to in Sections 14(a) and (b) (other than the subdivision or consolidation of the Common Shares) which may give rise to an adjustment in the Exercise Price, and, in each case, such notice must specify the particulars of such event and the record date or the effective date for such event; provided that the Company is only required to specify in such notice such particulars of such event as have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days prior to each such applicable record date or effective date.

(l) In any case that an adjustment pursuant to Section 14 shall become effective immediately after a record date for or an effective date of an event referred to herein, the Company may defer, until the occurrence and consummation of such event, issuing to the Holder of this Warrant Certificate, if exercised after such record date or effective date and before the occurrence and consummation of such event, the additional Common Shares or other securities or property issuable upon such exercise by reason of the adjustment required by such event; provided, however, that the Company will deliver to the Holder an appropriate instrument evidencing the Holder's right to receive such additional Common Shares or other securities or property upon the occurrence and consummation of such event and the right to receive any dividend or other distribution in respect of such additional Common Shares or other securities or property declared in favour of the holders of record of Common Shares or of such other securities or property on or after the date of exercise of the Warrants or such later date as the Holder would, but for the provisions of this subsection, have become the holder of record of such additional Common Shares or of such other securities or property.

16. Consolidation and Amalgamation

(a) The Company shall not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other corporation (herein called a "successor corporation") whether by way of reorganization, reconstruction, consolidation, arrangement, amalgamation, merger, transfer, sale, disposition or otherwise, unless prior to or contemporaneously with the consummation of such transaction the Company and the successor corporation shall have executed such instruments and done such things as the Company, acting reasonably, considers necessary or advisable to establish that upon the consummation of such transaction:

(i) the successor corporation will have assumed all the covenants and obligations of the Company under this Warrant Certificate, and

(ii) the Warrants and the terms set forth in this Warrant Certificate will be a valid and binding obligation of the successor corporation entitling the Holder, as against the successor corporation, to all the rights of the Holder under this Warrant Certificate, mutatis mutandis.

(b) Whenever the conditions of Section 16(a) shall have been duly observed and performed the successor corporation shall possess, and from time to time may exercise, each and every right and power of the Company under this Warrant Certificate in the name of the Company or otherwise and any act or proceeding by any provision hereof required to be done or performed by any director or officer of the Company may be done and performed with like force and effect by the like directors or officers of the successor corporation.

17. Representation and Warranty

The Company hereby represents and warrants with and to the Holder that the Company is duly authorized and has the corporate and lawful power and authority to create and issue the Warrants evidenced hereby and the Common Shares issuable upon the exercise hereof and to perform its obligations hereunder and that this Warrant Certificate represents a valid, legal and binding obligation of the Company enforceable in accordance with its terms, provided that the enforcement thereof may be limited by laws affecting creditors' rights generally and that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

18. If Share Transfer Books Closed

The Company shall not be required to deliver certificates or DRS Advice for Common Shares while the share transfer books of the Company are properly closed, prior to any meeting of shareholders or for the payment of dividends or for any other purpose and in the event of the exercise of any Warrants and the surrender of this Warrant Certificate in accordance with the provisions hereof and the making of any subscription and payment for the Common Shares called for thereby during any such period, delivery of certificates or DRS Advice for Common Shares may be postponed for a period of time not exceeding three (3) Business Days after the date of the re-opening of said share transfer books. Provided, however, that any such postponement of delivery of certificates or DRS Advice shall be without prejudice to the right of the Holder, if the Holder has surrendered the same and made payment during such period, to receive such certificates or DRS Advice for the Common Shares called for after the share transfer books have been re-opened.

19. Lost Certificate

If this Warrant Certificate is stolen, lost, mutilated or destroyed, the Company may, on such terms as it may in its discretion impose, issue and countersign a new certificate of like denomination, tenor and date as the Warrant Certificate so stolen, lost mutilated or destroyed.

20. Governing Law

This Warrant Certificate shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario. The parties hereto hereby irrevocably attorn to the non-exclusive jurisdiction of the Courts of the Province of Ontario.

21. Severability

If any one or more of the provisions or parts thereof contained in this Warrant should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Warrant in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Warrant in any other jurisdiction.

22. Amendments

The provisions of this Warrant Certificate may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to in writing by the Company and the Holder.

23. Headings

The headings of the articles, sections, subsections, clauses and subclauses of this Warrant Certificate have been inserted for convenience and reference only and do not define, limit, alter or expand the meaning of any provision of this Warrant Certificate.

24. Numbering of Sections, Etc.

Unless otherwise stated, a reference herein to a numbered or lettered article, section, subsection, clause, subclause or schedule refers to the section, subsection, clause, subclause or schedule bearing that number or letter in this Warrant Certificate.

25. Gender

Whenever used in this Warrant Certificate, words importing the singular number only shall include the plural, and vice versa, and words importing the masculine gender shall include the feminine and neutral gender, and vice versa.

26. Day not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

27. Computation of Time Period

Except to the extent otherwise provided herein, in the computation of a period of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

28. Binding Effect

This Warrant and all of its provisions shall enure to the benefit of the Holder and his heirs, executors, administrators, legal personal representatives, permitted assigns and successors and shall be binding upon the Company and its successors and permitted assigns.

29. Notice

Any notice, document or communication required or permitted by this Warrant to be given by a party hereto shall be in writing and is sufficiently given if delivered personally, or if sent by prepaid registered mail, or if transmitted by electronic mail, to such party addressed as follows:

(a) to the Holder, at the latest address of the Holder as recorded in the register to be maintained pursuant to Section 6 hereof; and

(b) to the Company at:

Premium Nickel Resources Ltd.
One First Canadian Place

100 King Street West, Suite 3400
Toronto, Ontario M5X 1A4

Attention:	Keith Morrison, Chief Executive Officer
Email:	[Redacted - Personal Information]

with a copy, which shall not constitute notice to

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West

Toronto, ON M5V 3J7

Attention:	Scott Hyman / Robin Upshall
Email:	[Redacted - Personal Information]

- and -

Timothy Moran, Chief Legal Officer of the Company
Email:	[Redacted - Personal Information]

Notice so mailed shall be deemed to have been given on the fifth (5th) Business Day after deposit in a post office or public letter box. Neither party shall mail any notice, request or other communication hereunder during any period in which applicable postal workers are on strike or if such strike is imminent and may reasonably be anticipated to affect the normal delivery of mail. Notice transmitted by a form of recorded telecommunication or delivered personally shall be deemed given on the day of transmission or personal delivery, as the case may be provided that if such day is not a Business Day then the notice, request or other communication shall be deemed to have been given and received on the first Business Day following such day. Any party may from time to time notify the other in the manner provided herein of any change of address which thereafter, until change by like notice, shall be the address of such party for all purposes hereof.

30. Time of Essence

Time shall be of the essence hereof.

31. Canadian Dollars

Except as otherwise expressly noted, all references herein to dollar amounts are to the lawful money of Canada.

32. Signature and Electronic Copies

This Warrant Certificate may be signed digitally or by other electronic means, which shall be deemed to be an original and shall be deemed to have the same legal effect and validity as a certificate bearing an original signature. A signed copy of this Warrant Certificate transmitted by facsimile, email or other electronic transmission shall be deemed to have the same legal effect and validity as delivery of an originally executed copy of this Warrant Certificate, provided that if this Warrant Certificate bears a digital or electronic signature as contemplated above and the Company is delivering this Warrant Certificate by electronic transmission pursuant to this Section 32, then the Company represents to the Holder that the electronically transmitted Warrant Certificate is the only executed copy to be issued to the Holder by the Company. Physical possession of the original of this Warrant Certificate or any paper copy thereof shall confer no special status to the bearer thereof.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be signed by its duly authorized officer as of this ● day of June, 2023.

PREMIUM NICKEL RESOURCES LTD.

By:
Name: Timothy Moran Title: Chief Legal Officer & Corporate Secretary

SCHEDULE "A"

SUBSCRIPTION FORM

TO: Premium Nickel Resources Ltd.

100 King Street West, Suite 3400

Toronto, Ontario, M5X 1A4

The undersigned holder of the within Warrant Certificate (the "Warrant Certificate") hereby irrevocably subscribes for                                  Common Shares of Premium Nickel Resources Ltd. (the "Company") pursuant to the within Warrant Certificate at the Exercise Price per share specified in the said Warrant Certificate and encloses herewith cash or a certified cheque, wire transfer, money order or bank draft payable to or to the order of the Company in payment of the subscription price therefor and delivers the Warrant Certificate representing the Warrants entitling the undersigned to subscribe for the above mentioned number of Common Shares. Capitalized terms used herein have the meanings set forth in the within Warrant Certificate.

The undersigned hereby directs that the Common Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES

DATED this day of                                 , 202            .

NAME:

Signature:

Address:

☐	Please check box if the Common Share certificate(s) or DRS Advice are to be delivered at the office where this certificate and the Warrant Certificate is surrendered, failing which the Common Share certificate(s) or DRS Advice will be mailed to the subscriber at the address set out above.

If any Warrants represented by the Warrant Certificate are not being exercised, a new Warrant Certificate representing the number of Warrants which are not exercised hereby will be issued and delivered with the Common Share certificate(s) or DRS Advice.

SCHEDULE "B"3

TRANSFER FORM

For value received, the undersigned hereby sells, transfers and assigns unto __________________________________________________________________

(please print name of transferee)

of _________________________________

_________________________________

_________________________________

(please print address of transferee)

__________________________________________Warrants represented

(please insert number of Warrants to be transferred) by the within Warrant Certificate.

DATED this ___ day of ________________, 20___.

NOTICE: THE SIGNATURE TO THIS TRANSFER MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE WARRANT CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATSOEVER

Signature guaranteed by:
NOTICE: THE SIGNATURE OF THE TRANSFEROR SHOULD BE GUARANTEED BY A BANK, FINANCIAL INSTITUTION OR STOCK BROKER WHOSE SIGNATURE IS ACCEPTABLE TO THE COMPANY.

Warrants shall only be transferable in accordance with applicable laws and the resale of Warrants and Common Shares issuable upon exercise of Warrants may be subject to restrictions under such laws.

______________________________

3 Note to Draft: To be removed for the warrants issued pursuant to the Commitment Letter.